UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

BLOCKSTACK PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 W. 23rd Street, Suite 224

New York, NY 10011

(Full mailing address of principal executive offices)

(212) 634-4254

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Blockstack’s financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this document. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Blockstack’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a technology company that is developing an open-source peer-to-peer network using blockchain technologies to build a network for decentralized applications, which we refer to as the “Blockstack network”. The ultimate goal of the Blockstack network is to enable application developers to build and publish decentralized applications without the need to maintain central databases, and for users of these decentralized applications to retain control over their own data.

Decentralized applications in our vision are applications that allow users to do anything possible using the applications commonly found on today’s internet and mobile app stores, with comparable performance and reliability, but which also allow users to control their own data and make informed decisions about whom to trust. We believe there is a strong demand, which has not yet been met, for applications that follow the above principles. We believe that a significant percentage of internet users do not trust the current model of centralized applications and are motivated to find an alternative.

Since our inception, our short-term strategy has and continues to be to devote all of our resources to the development of the Blockstack network and to develop open-source software enabling developers to build applications on the network, focusing specifically on the development of the Stacks Tokens and Stacks blockchain as part of that development. The first version of the Stacks blockchain, the “Stacks 1.0 blockchain,” went live in late 2018. Blockstack has financed the above activities through sales of its preferred equity and common stock and through forward sales of Stacks Tokens from 2017 through 2019.

In 2017 and 2018 Blockstack sold approximately 395 million tokens for a total amount of $47.4 million in private token sales in reliance on the exemption offered by Regulation D of the Securities Act. In 2019, Blockstack sold approximately 75 million tokens for a total amount of $15.4 million in a cash offering pursuant to Tier 2 of Regulation A of the Securities Act and sold approximately 31 million tokens for a total amount of $7.6 million in a private placement exempt from the registration requirements of the Securities Act, under Regulation S.

As part of the plan for decentralization of the Stacks Tokens and blockchain and in advance of the proposed rollout of a new version of the Stacks blockchain (“Stacks 2.0”), Blockstack entered into transactions with various entities that support the Stacks ecosystem, and which are independent of Blockstack. Pursuant to these transactions, Blockstack provided loans and contributed (a) Stacks Tokens, (b) the intellectual property for the Stacks 2.0 blockchain, and (c) certain domain names to one or more of these entities. Please refer to the Subsequent Events section of the June 30, 2020 Financial Statements for additional details.

COVID-19 Impact

The extent to which COVID-19, and the related global economic crisis, affects Blockstack’s business, results of operations and financial condition, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic. Blockstack continues to monitor its liquidity and capital resources due to the current pandemic. Blockstack’s liquidity and capital resources were not materially impacted by COVID-19 and related economic conditions during the six months ended June 30, 2020.

Components of Results of Operations

Revenue

There was no revenue recognized for the six months ended June 30, 2020 and 2019.

Operating Expenses

Blockstack’s operating expenses primarily consist of compensation expenses, advertising and marketing, general and administrative and research and development. Overhead costs, such as information technology and occupancy costs, are included in general and administrative expenses.

Compensation Expenses

Compensation expenses consist of salaries and bonuses, stock-based compensation expense, token compensation expense, payroll taxes, employee benefits costs and certain subcontractor costs.

Advertising and Marketing

Advertising and marketing expenses consist primarily of advertising, incentives for application developers, corporate marketing, public relations, promotional items and events and conferences.

General and Administrative

General and administrative expenses primarily consist of occupancy expenses, costs of legal and other professional services, travel and entertainment costs, insurance, printing and postage, information technology costs, filing fees and other miscellaneous expenses.

Research and Development

Research and development expenses represent costs incurred by Blockstack for the development of the Blockstack network, the Stacks Tokens, the Stacks blockchain, and Blockstack’s decentralized application ecosystem, and primarily include related salaries and costs and fees paid to consultants and outside service providers.

Nonoperating Income

Nonoperating income primarily consists of noncash gains related to vesting of tokens sold to employees, noncash gains related to granting of tokens to third parties, gains from sale of digital currencies and interest income.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the six months ended June 30, 2020 and 2019:

	(Unaudited) Six Months Ended June 30,
	2020	2019
	(amounts in thousands)
Revenue	$—	$—
Operating expenses
Compensation expense	2,873	4,954
Advertising and marketing	4,929	1,672
General and administrative	4,613	3,061
Research and development	934	553
Impairment of digital currencies	649	—
Impairment of investments	100	—

Total operating expenses	14,098	10,240
Nonoperating income	8,645	3,158

Net loss attributable to Blockstack PBC	$(5,453)	$(7,082)

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Revenue

Six months ended June 30,		Change
2020	2019	Amount	%
(amounts in thousands)
$—	$—	$—	0%

There was no revenue recognized during the six months ended June 30, 2020 and 2019.

Compensation Expenses

Six months ended June 30,		Change
2020	2019	Amount	%
(amounts in thousands)
$2,873	$4,954	$(2,081)	(42)%

Compensation expenses decreased by $2.1 million for the six months ended June 30, 2020, primarily due to lower noncash token compensation expense of $2.4 million related to vesting of tokens sold to employees, partially offset by $0.3 million of higher salary and benefits due to increased headcount and salary raises.

Advertising and Marketing Expenses

Six months ended June 30,		Change
2020	2019	Amount	%
(amounts in thousands)
$4,929	$1,672	3,257	195%

Advertising and marketing expenses increased by $3.3 million for the six months ended June 30, 2020, primarily due to a one-time noncash expense of $3.2 million which represented the fair value of Stacks Tokens granted to third parties by Blockstack for no monetary consideration.

General and Administrative Expenses

Six months ended June 30,		Change
2020	2019	Amount	%
(amounts in thousands)
$4,613	$3,061	$1,552	51%

General and administrative expenses increased by $1.6 million for the six months ended June 30, 2020, primarily due to a one-time $1.7 million fee paid to a third party service provider in connection with the achievement of a performance-based milestone.

Research and Development Expenses

Six months ended June 30,		Change
2020	2019	Amount	%
(amounts in thousands)
$934	$553	$381	69%

Research and development expenses increased by $0.4 million for the six months ended June 30, 2020, primarily due to an increase in developer headcount and salary raises.

Impairment of Digital Currencies

Six months ended June 30,		Change
2020	2019	Amount	%
(amounts in thousands)
$649	$—	$649	Not meaningful

Impairment of digital currencies (noncash) increased by $0.6 million for the six months ended June 30, 2020 due to decline in the market prices of Bitcoin and Ether during the period.

Impairment of Investments

Six months ended June 30,		Change
2020	2019	Amount	%
(amounts in thousands)
$100	$—	$100	Not meaningful

Impairment of investments (noncash) increased by $0.1 million for the six months ended June 30, 2020 due to the write-off of an investment in a startup company.

Nonoperating income

Six months ended June 30,		Change
2020	2019	Amount	%
(amounts in thousands)
$8,645	$3,158	$5,487	174%

Nonoperating income increased by $5.5 million for the six months ended June 30, 2020 primarily due to a noncash gain of $4.2 million from tokens granted to third parties and a $3.7 million gain on sale of digital currencies, partially offset by a $2.4 million decrease in the gain from vesting of tokens sold to employees.

Trend Information

Revenue Trends

Blockstack does not expect to generate any revenue from Stacks Token sales in the future other than through sales of Stacks Tokens from its treasury holdings which may be classified as nonoperating income instead of revenue.

Costs and Expenses Trends

Operating expenses (excluding noncash expenses) increased by approximately $1.0 million during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. This increase primarily related to an increase in general and administrative expenses (payment of a one-time $1.7 million fee to a third party service provider in connection with the achievement of a performance-based milestone) and increases in compensation and research and development expenses (increased headcount and salary raises), partially offset by a decrease in marketing expenses (reduction in overall marketing activity). Blockstack expects its operating expenses (excluding noncash expenses) for the fiscal year ending December 31, 2020 to be relatively flat compared to 2019.

Prices of Cryptocurrencies

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility in the six months ended June 30, 2020. As of June 30, 2020, the market price of one Ether was $226 and the market price of one Bitcoin was $9,138, representing an increase of 74% and 27%, respectively, from their prices as of December 31, 2019. Blockstack records impairment charges when the fair value of Bitcoin and Ether decreases; increases in fair value are not reflected in Blockstack’s results until the currencies are sold or exchanged.

Liquidity and Capital Resources

Sources of Funds

Blockstack has funded its operations primarily through sales of its Stacks Tokens. Blockstack’s unrestricted cash on hand as of June 30, 2020 was $17.8 million. As of December 31, 2019, Blockstack’s unrestricted cash on hand was $14.2 million and its restricted cash on hand was $4.4 million. Blockstack’s restricted cash on hand was subject to a performance-based milestone which was achieved in January 2020.

Blockstack may sell portions of its cryptocurrencies in order to finance its activities, depending on market conditions. As of June 30, 2020, Blockstack held cryptocurrency with a balance sheet carrying value of $3.0 million consisting of Bitcoin of $1.8 million and Ether of $1.2 million. These cryptocurrencies had a total fair value at June 30, 2020 of $7.2 million. Because of volatility in the price of cryptocurrencies, Blockstack’s ability to raise cash from the sale of digital currencies is subject to significant variability. Further, Blockstack may be required to sell increasingly large amounts of its cryptocurrencies in order to raise similar amounts of funds as a result of volatility in the market prices of cryptocurrencies, which may lead to significant variability in the amount of cash that may be raised from the sale of all of its cryptocurrencies.

Blockstack raised approximately $23.0 million in cash and cryptocurrencies in 2019 through sales of Stacks Tokens in the Regulation A and Regulation S cash offerings.

If, in the future, Blockstack is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Alternatively, Blockstack may be able to raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, where Blockstack may have to relinquish valuable rights to its proprietary software, future revenue streams, research programs or applications or to grant licenses on terms that may not be favorable to Blockstack. The occurrence of any of these events could harm Blockstack’s business, results of operations and future prospects, and affect the value of the Stacks Tokens.

The following table summarizes Blockstack’s cash flows for the periods indicated:

	(Unaudited) Six Months Ended June 30,
	2020	2019
	(amounts in thousands)
Net cash from operating activities	$(8,206)	$(13,677)
Net cash from investing activities	$7,650	$(579)
Net cash from financing activities	$(309)	$—

Net Cash from Operating Activities

The use of cash in all periods resulted primarily from Blockstack’s net loss adjusted for noncash charges and changes in operating assets and liabilities. Blockstack’s operating activities generally contain large noncash adjustments related to the vesting of tokens sold to employees, use of tokens to compensate vendors and impairment charges on digital currencies.

Net cash outflows from operating activities during the six months ended June 30, 2020 and 2019 were $8.2 million and $13.7 million, respectively.

Net Cash from Investing Activities

Blockstack’s investing activities have primarily consisted of sales of digital currencies and investments in other startup companies.

Net cash from investing activities during the six months ended June 30, 2020 was $7.7 million, primarily consisting of $7.8 million from proceeds received from sale of digital currencies, partially offset by $0.1 million of investment in a startup company.

Net cash outflow from investing activities during the six months ended June 30, 2019 was $0.6 million, consisting primarily of investments in other startup companies.

Net Cash from Financing Activities

Net cash outflow from financing activities for the six months ended June 30, 2020 was $0.3 million, primarily related to cash paid to non-controlling interest holders. Blockstack’s financing activity for the six months ended June 30, 2019 was not significant.

Material Capital Commitments

We currently have no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Blockstack did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

There were no changes in Blockstack’s internal control over financial reporting that occurred during the six months ended June 30, 2020 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting. In addition, there was no material impact to Blockstack’s internal control over financial reporting while most of its employees are working remotely due to the COVID-19 pandemic. Blockstack is continually monitoring and assessing the COVID-19 situation to determine any potential impact on the design and operating effectiveness of its internal control over financial reporting.

Critical Accounting Policies and Estimates

Blockstack’s management’s discussion and analysis of Blockstack’s financial condition and results of operations is based on Blockstack’s financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires Blockstack to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated (if any) and expenses incurred during the reporting periods. Blockstack’s estimates are based on its historical experience and on various other factors that Blockstack believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Blockstack believes that the accounting policies discussed below are critical to understanding Blockstack’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Fair Value of Stacks Tokens

Stacks Tokens held by Blockstack are intangible assets and have a zero carrying value. They were received by Blockstack as part of its network development activities at no cost. Blockstack sold tokens to employees that are marked to market through vesting and to vendors in exchange for services. In addition, Blockstack has distributed Stacks Tokens without monetary consideration to potential network users to encourage use of the Blockstack network. Subsequent to the balance sheet date, Blockstack donated Stacks Tokens to a non-profit foundation.

These transactions are non-monetary transactions accounted for at fair value. Blockstack uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In estimating the fair value of the employee Stacks Tokens that vested during the six months ended June 30, 2019, Blockstack generally relied on the issue prices of the Stacks Token offerings that occurred in 2018 and 2019. In estimating the fair value of Stacks Tokens that were issued for services, distributed without monetary consideration and for those that vested, during the six months ended June 30, 2020, Blockstack relied on observable inputs such as the Stacks Token exchange price on an Asian exchange, and a mixture of Level 2 and 3 inputs to estimate discounts to reflect the unlisted status of the tokens and their lack of marketability. Blockstack concluded that the estimated fair value of Stacks Tokens issued, distributed or vested in the six months period ended June 30, 2020 is a Level 3 measurement.

When Stacks Tokens are issued, distributed or vested under the circumstances described above, Blockstack recognizes an expense equal to the estimated fair value of the Stacks Tokens (Blockstack has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in Blockstack’s consolidated financial statements, as they were acquired as part of Blockstack’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens has not had any effect on Blockstack’s net loss for the six months ended June 30, 2020 and 2019.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3.	Financial Statements

Blockstack PBC and Subsidiaries

Consolidated Financial Statements

June 30, 2020

Blockstack PBC and Subsidiaries

Blockstack PBC and Subsidiaries

Consolidated Balance Sheets

($ in thousands, except for share amounts)

	June 30, 2020	December 31, 2019
Assets	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$17,757	$14,186
Loan receivable	977	825
Other current assets	580	289

Total current assets	19,314	15,300
Restricted cash	—	4,436
Fixed assets, net	71	85
Intangible assets, net	97	101
Digital currencies, net	2,983	5,364
Restricted digital currencies, net	—	2,386
Investments	1,026	1,006
Right-of-use asset, net	1,575	1,768
Other assets	749	749

Total assets	$25,815	$31,195

Liabilities
Current liabilities
Income tax payable	$2,044	$2,251
Token obligations to employees	252	315
Lease liability, current	421	403
Other current liabilities	1,082	453

Total current liabilities	3,799	3,422
Lease liability, net of current portion	1,276	1,490

Total liabilities	5,075	4,912

Stockholders’ equity
Series A convertible preferred stock, $0.00001 par value, 4,558,946 shares authorized; 4,558,498 shares issued and outstanding; liquidation preference of $5,519	—	—
Common stock, $0.00001 par value, 16,000,000 shares authorized; 9,235,146 and 9,131,646 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	—	—
Additional paid-in capital	13,655	6,924
Retained earnings	7,085	12,538

Total controlling stockholders’ equity	20,740	19,462
Non-controlling interest	—	6,821

Total stockholders’ equity	20,740	26,283

Total liabilities and stockholders’ equity	$25,815	$31,195

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Blockstack PBC and Subsidiaries

Consolidated Statements of Operations

($ in thousands)

	(Unaudited) Six months ended June 30,
	2020	2019

Revenue	$—	$—

Expense
Compensation expense	2,873	4,954
Advertising and marketing	4,929	1,672
General and administrative	4,613	3,061
Research and development	934	553
Impairment of digital currencies	649	—
Impairment of investments	100	—

Total expense	14,098	10,240

Operating loss	(14,098)	(10,240)

Nonoperating income (expense)
Gain from vesting of employee tokens	563	3,011
Gain from tokens granted to third parties	4,229	—
Gain on sale of digital currencies	3,652	—
Unrealized gain on loan receivable	152	—
Interest income	41	149
Other income (expense)	8	(2)

Total nonoperating income	8,645	3.158

Net loss attributable to Blockstack PBC	$(5,453)	(7,082)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Blockstack PBC and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands, except for share amounts)

	Convertible Preferred Stock				Additional Paid-In Capital	Retained Earnings	Total Controlling Stockholders’ Equity	Non-Controlling Interest	Total Stockholders’ Equity
	Series A		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2019 (Audited)	4,558,498	$—	9,131,646	$—	$6,924	$12,538	$19,462	$6,821	$26,283
Stock-based compensation	—	—	—	—	365	—	365	—	365
Exercise of stock options	—	—	103,500	—	38	—	38	—	38
Distribution to Blockstack PBC	—	—	—	—	6,328	—	6,328	(6,328)	—
Distribution to non-controlling interest holders	—	—	—	—	—	—	—	(493)	(493)
Net loss	—	—	—	—	—	(5,453)	(5,453)	—	(5,453)

Balance at June 30, 2020 (Unaudited)	4,558,498	$—	9,235,146	$—	$13,655	$7,085	$20,740	$—	$20,740

	Convertible Preferred Stock				Additional Paid-In Capital	Retained Earnings	Total Controlling Stockholders’ Equity	Non-Controlling Interest	Total Stockholders’ Equity
	Series A		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2018 (Audited)	4,558,498	$—	9,131,646	$—	$6,668	$9,118	$15,786	$7,877	$23,663
Stock-based compensation	—	—	—	—	288	—	288	—	288
Dissolution of Employee LLC	—	—	—	—	—	—	—	(519)	(519)
Net loss	—	—	—	—	—	(7,082)	(7,082)	—	(7,082)

Balance at June 30, 2019 (Unaudited)	4,558,498	$—	9,131,646	$—	$6,956	$2,036	$8,992	$7,358	$16,350

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Blockstack PBC and Subsidiaries

Consolidated Statements of Cash Flows

($ in thousands)

	(Unaudited) Six months ended June 30,
	2020	2019

Cash flows from operating activities
Net loss attributable to Blockstack PBC	$(5,453)	$(7,082)
Adjustments to reconcile net loss to net cash from operating activities
Gain from vesting of employee tokens	(563)	(3,011)
Token compensation expense	500	2,957
Gain from tokens granted to third parties	(4,229)	—
Noncash expenses related to tokens granted to third parties	4,177	—
Gain on sale of digital currencies	(3,652)	—
Unrealized gain on loan receivable	(152)	—
Depreciation and amortization	18	26
Amortization of operating lease right-of-use asset	193	183
Stock-based compensation	365	288
Impairment of digital currencies	649	—
Impairment of investments	100	—
Changes in operating assets and liabilities
Other current assets	(239)	(176)
Income tax receivable	—	(674)
Token delivery obligations	—	526
Income tax payable	(207)	(5,725)
Token obligations to employees	—	(7)
Other current liabilities	483	(885)
Lease liability	(196)	(97)

Net cash from operating activities	(8,206)	(13,677)

Cash flows from investing activities
Proceeds from sale of digital currencies	7,770	—
Purchase of fixed assets	—	(18)
Purchase of intangible asset	—	(45)
Purchase of investments, net	(120)	(516)

Net cash from investing activities	7,650	(579)

Cash flows from financing activities
Cash received from the exercise of stock options	38	—
Cash paid to non-controlling interest holders	(347)	—

Net cash from financing activities	(309)	—

Net change in cash, cash equivalents and restricted cash	(865)	(14,256)

Cash, cash equivalents and restricted cash, beginning of period	18,622	25,562

Cash, cash equivalents and restricted cash, end of period	$17,757	$11,306

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the accompanying consolidated balance sheets to amounts presented in this consolidated statements of cash flows:

Cash and cash equivalents	$17,757	$6,870
Restricted cash	—	4,436

Total amount presented in consolidated statements of cash flows	$17,757	$11,306

Supplemental disclosure of cash flow information
Cash paid for income taxes	$207	$6,400

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Blockstack PBC (the “Company”) is a technology company that, together with its affiliates, is developing an open-source, peer-to-peer network using blockchain technologies to build a network for decentralized applications (the “Blockstack network” or the “network”). The ultimate goal of the Blockstack network is to enable application developers to build and publish decentralized applications without the need to maintain central databases, and for users of these decentralized applications to retain control over their own data.

The Company introduced the Stacks blockchain, which involved the creation of tokens (the “Stacks Tokens” or the “tokens”) in order to obtain control over the digital assets on the Blockstack network and incentivize users of the network to develop, maintain and write transactions to the network. In connection with this network development, the Company sold utility tokens to parties who wish to use the Blockstack network. The network consumes tokens from network users, purchased or earned through mining to perform various network operations.

Token Offerings

During 2017 and 2018, the Company sold 395 million Stacks Tokens for a total amount of $47.4 million (the “private token sales”) at a price of $0.12 per token in reliance of the exemption offered by Regulation D (the “Regulation D”) of the Securities Act of 1933, as amended (the “Securities Act”). Purchasers in the private token sales participated either by entering into Simple Agreements for Future Tokens (“SAFTs”) or by entering into agreements with one of two Delaware limited partnerships (the “LP funds”) created as investment vehicles for the private token sales. Certain individuals received free, non-binding “vouchers” for the opportunity to purchase future tokens up to $3,000 in value at the private token sales price of $0.12. The Company offered the voucher holders the opportunity to redeem the vouchers in a new offering in 2019 described below in this note.

The delivery of tokens to both fund investors and SAFT holders was based upon the Company satisfying the requirements of a milestone: The successful development of a live, operational network with token functionality (the “First Milestone”). The First Milestone was achieved in November 2018 and the Company delivered Stacks Tokens to the purchasers. Achievement of the First Milestone also resulted in making available to the Company portions of the contribution of SAFT purchasers and the LP fund investors.

For the individuals who purchased tokens via the LP funds, there was an additional milestone, relating to username registrations on the networks, that if not met would have resulted in the return of a portion of their capital contribution: The registration of one million Verified Users (as such term is defined in the LP funds’ partnership agreement) on the network (the “Second Milestone”). The Second Milestone was achieved in January 2020 and the remaining portions of the contributions of investors in the LP funds became available to the Company. The Company paid approximately $1.7 million to a third party in connection with the achievement of the Second Milestone.

Determination as to whether the First Milestone had been met for the purposes of the SAFTs was made by the Company, in its sole discretion. Determination as to whether the First Milestone and Second Milestone were met for the purposes of the LP funds was made by an advisory board of seven individuals, three of whom were appointed by limited partners of the LP funds.

In July 2019, the Company sold approximately 75 million Stacks Tokens for a total amount of $15.5 million at a price of $0.30 per token (and $0.12 per token for the voucher holders) in a public offering pursuant to Tier 2 of Regulation A of the Securities Act (the “Regulation A offering”). The Company delivered the tokens to purchasers in October 2019. As part of the Regulation A offering, the Company also distributed approximately 10 million Stacks Tokens for noncash consideration to application developers in exchange for the development of well-reviewed applications on the Blockstack network (“App Mining”). The Company ended the App Mining program in February 2020.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Concurrently with the Regulation A sale, the Company sold approximately 31 million Stacks Tokens for a total amount of $7.6 million at a price of $0.25 per token to non-U.S. persons in a private placement exempt from the registration requirements of the Securities Act, under Regulation S (the “Regulation S offering”). The tokens sold in this Regulation S offering were restricted securities and are subject to a “transfer lock” that prevents their transfer from being recorded on the Blockstack network for one year after sale. The Company delivered the tokens to the purchasers in October 2019.

The Stacks Tokens sold in all the above offerings are subject to a “time lock” with 1/24th of the amount of tokens purchased being released from this time lock on the date of distribution of the tokens and an additional 1/24th being released for every 4,320 “blocks” that are processed on the blockchain used by the network. The tokens issued in these offerings do not represent a right of ownership or a right to profits of the Company or its affiliates.

In January 2020, the Company distributed approximately 32 million Stacks Tokens to over 300,000 individuals in compliance with Regulation S for no monetary consideration. This was a noncash transaction and had no impact on the net loss of the Company (see Note 4).

Basis for Consolidation

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. The Company consolidates a Variable Interest Entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. The Company’s wholly owned subsidiaries and VIEs are outlined below:

Blockstack Token LLC (“Token LLC”) is a Delaware limited liability company with operations in New Jersey. It is a wholly owned subsidiary of Blockstack PBC. Token LLC was responsible for the issuance and distribution of Stacks Tokens under the Regulation D offering described in Note 1 (Token Offerings).

Blockstack Signature Fund 1 (“Signature Fund 1”) is a Delaware limited liability company and is a wholly owned subsidiary of Blockstack PBC. Signature Fund 1 makes investments in other companies.

Blockstack Europe B.V. (“Europe B.V”) is based in the Netherlands and is a wholly owned subsidiary of Blockstack PBC. Europe B.V was formed in late 2019 and provides engineering, marketing and other services to Blockstack PBC.

Blockstack Token Fund GP, LLC (“Token Fund”) is a Delaware limited liability company with operations in New Jersey. It is a wholly owned subsidiary of Token LLC. Its purpose is to act as a General Partner and facilitate investments in the two LP funds as defined below.

Blockstack Token Fund QP LP (“QP LP”) and Blockstack Token Fund AI LP (“AI LP”) (and together the “LP funds”) are the two investment funds created for token investors as part of the private token sales. Both were formed as Delaware limited partnerships, with both having operations in New Jersey. Accredited investors, who were not “qualified purchasers” (as such term is defined under the Investment Company Act of 1940, as amended), invested through AI LP and qualified purchasers invested through QP LP. The LP funds were determined to be VIEs, of which Token Fund was determined to be the primary beneficiary. Therefore, Token Fund consolidated the LP funds. The LP funds were dissolved in January 2020 upon achievement of the Second Milestone.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Basis for consolidation of the LP funds as VIEs: As part of the private token sales, Token LLC had the right to collect 20% of the capital contributions of the LP funds as a non-refundable advance and Token LLC was exposed to potential digital currency losses if the LP funds’ assets were insufficient to cover milestone payments because of digital currency losses on the LP funds. Because Token Fund had all decision-making authority for the LP funds, including that surrounding the decision to hold or trade cryptocurrencies, and the obligation to absorb losses and benefits of the VIEs that potentially could be significant to the VIEs, Token Fund was the primary beneficiary and consolidated the LP funds. The investors in and creditors of the LP funds had no recourse to the assets of the Company other than those in the LP funds. The Company did not recognize any gain or loss upon the initial consolidation of the LP funds and had no arrangements, explicit or implicit, to provide financial support to the LP funds. The assets of the LP funds were shown as restricted cash and restricted digital currencies on the consolidated balance sheet at December 31, 2019; the LP funds did not have any liabilities at December 31, 2019. After their dissolution in January 2020, all of QP LP’s and substantially all of AI LP’s assets were transferred to Token LLC. A portion of the of AI LP’s assets were distributed to its investors in 2020 per the terms of the fund’s partnership agreement, which entitled investors to receive a portion of any gains on the digital currencies held by the fund. On the achievement of the Second Milestone, the Company did not recognize further revenue from the LP fund issuances. There was a transfer of cash and digital currencies from the LP funds to the Company and since this transfer is an intercompany transaction, it did not result in profit or loss and there were no additional token issuances.

Blockstack Employee LLC (“Employee LLC”), a Delaware limited liability company was created to hold Stacks Tokens on behalf of the employees of Blockstack PBC that were awarded or sold Stacks Tokens in compliance with Rule 701 under the Securities Act. Employee LLC held agreements for Stacks Tokens that were sold to employees and those that were reserved for future awards to employees. These tokens were held on behalf of holders of Employee LLC’s Class B units, of which the carrying value was classified within non-controlling interest. Each Class B unit entitled the unit holder to one Stacks Token held by Employee LLC. The management of Employee LLC was entirely vested in the chief executive officer of Blockstack PBC, Muneeb Ali. Muneeb Ali was appointed by Blockstack PBC as the sole holder of Class A units (the only units of Blockstack Employee LLC with voting rights under the Company’s operating agreement, which have no entitlement to the Stacks Tokens held by Employee LLC). Blockstack PBC was the primary beneficiary and had the sole power and control to direct all activities of Employee LLC, and therefore, met the criteria to consolidate. The Company did not recognize any gain or loss upon the initial consolidation of Employee LLC and had no arrangements, explicit or implicit, to provide financial support to Employee LLC. Employee LLC was dissolved in June 2019 and its assets and liabilities were transferred to Blockstack PBC and subsidiaries. As of June 30, 2020, and December 31, 2019, the token obligations payable to employees upon vesting are disclosed on the consolidated balance sheets.

All significant balances and transactions between Blockstack PBC, its owned subsidiaries and entities identified as VIEs have been eliminated in consolidation.

Basis of Presentation

The Company prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“US GAAP”).

The consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and related footnotes, are unaudited. Certain financial information that normally is included in annual financial statements, including certain financial statement footnotes, is not required for interim reporting purposes and has been omitted herein. However, in the opinion of management, all necessary adjustments have been included to make the consolidated statements of operations not misleading. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. Prior year amounts for depreciation and amortization on the consolidated statements of operations have been reclassified to conform to current year’s presentation. Such reclassifications had no effect on prior reported net loss.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash and money market funds in which the Company is exposed to market and credit risk. The Company maintains its cash and restricted cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.

Forty percent of the original LP fund investments were restricted at December 31, 2019. These became unrestricted when the Second Milestone was achieved in January 2020. As of June 30, 2020, there is no restricted cash and digital currencies.

Adoption of Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (“ASU 2016-02”) in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, which effectively allows entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases: Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company adopted ASU 2016-02 on January 1, 2019, using the optional transition method to apply the new guidance as of January 1, 2019, rather than as of the earliest period presented, and elected the package of practical expedients described above. Based on the analysis, on January 1, 2019, the Company recorded a right of use asset of approximately $2.1 million and lease liability of approximately $2.2 million.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes take effect for public companies for fiscal years starting after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company adopted this ASU as of January 1, 2019. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this ASU as of January 1, 2020. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes - Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3 to 5 years for equipment.

Intangible Assets

Intangible assets are comprised of costs incurred to purchase domain name rights and the cost-basis of digital currencies held.

Rights to domain names purchased have an estimated remaining useful life and are classified as finite-lived intangible assets. The Company amortizes these assets over the shorter of the legal life or its estimated economic life using the straight-line method. The Company has concluded that disclosures related to these intangible assets are not significant to the consolidated financial statements.

Digital currencies are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Each acquisition of Bitcoin and Ether is considered a separate unit of account; the Company tracks the cost of each unit of Bitcoin and Ether when received or purchased when performing impairment testing and recording dispositions either through sale or exchange. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. As part of its digital currency holdings, the Company also holds Stacks Tokens with a carrying value of zero. These tokens were acquired at no cost as part of the Company’s network development activities.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Investments

The Company makes simple agreement for future equity (“SAFE”) investments through Signature Fund 1. During the six months ended June 30, 2020 and 2019, the Company invested approximately $0.1 million and $0.5 million, respectively, in other startups. The Company records its SAFE investments at cost less impairment, if any. During the six months ended June 30, 2020, the Company recorded an impairment of $0.1 million.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Research and Development

Research and development costs consist primarily of payroll and related costs, fees paid to consultants and outside service providers. Such costs are expensed as incurred. Substantially all of the Company’s research and development expenses for the six months ended June 30, 2020 and 2019 related to ongoing network development. Because technological feasibility of the network with token functionality was achieved at the time of the First Milestone was met, the Company continues to expense all further research and development costs.

Advertising and Marketing

Sales and marketing costs are expenses associated with advertising, corporate marketing, public relations, promotional items, events and conferences, payments to application developers and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

General and Administrative

General and administrative expenses primarily include professional fees, technology costs, occupancy expenses and other office expenses.

Stock-based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award. The Company accounts for forfeitures as they occur.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Token Compensation Expense

The Company sold tokens to employees through Employee LLC, which are subject to vesting. As these tokens vest the Company records a noncash token compensation expense which represents the fair value of the tokens upon vesting (calculated based on token sales to third parties) in excess of the purchase price. The token compensation expense is shown in compensation expense on the consolidated statements of operations. Concurrently with the recording of a token compensation expense the company also records a noncash gain which represents the fair value of the vested tokens over their carrying value of $0. If an employee leaves prior to full vesting of the tokens, the Company buys back the unvested tokens at their original purchase price.

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates. Valuation allowances are established, if necessary, to reduce a deferred income tax asset to the amount that will more likely than not be realized.

The Company recognizes income tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. No such interest and penalties have been accrued as of June 30, 2020 and December 31, 2019.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company has a loan receivable that is measured at fair value on a recurring basis, and records certain non-monetary transactions, such as the use of Stacks Tokens to pay vendors for services, or to encourage others to use the Blockstack network, at fair value (non-recurring measurements). In addition, the Company assesses the fair value of its digital currency holdings to determine if it is less than their carrying value (non-recurring measurements).

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Risks Associated with Digital Currencies

Private Key Security

The Company currently holds significant amounts of Bitcoin and Ether, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. Cryptocurrency holdings are anonymous and have an association with a set of private keys. Control of these private keys are necessary to demonstrate ownership and control, transfer or sell the Company’s cryptocurrency holdings.

Although the Company takes significant steps to secure these private keys, to help better ensure they are not destroyed or stolen, the Company – like any other holder of cryptocurrency – cannot guarantee that the loss, destruction or theft of its private keys is not possible. In the event that the Company loses one or more of its private keys, one or more of those private keys are somehow destroyed, or one or more if its private keys are somehow stolen or disclosed to another party, the Company could lose access to its cryptocurrency holdings, or its cryptocurrency holdings could be stolen.

The Company’s cryptocurrency holdings are held by the Company in cold storage with a multi-signature private key set up and with third-party custodial services. In the case of cryptocurrency held by the Company, any transfer of cryptocurrency requires the use of multiple private keys that are separately controlled and secured by executive officers and directors of the Company. In the case of cryptocurrency held by third-party custodial services, any transfer of cryptocurrency requires authorization by multiple executive officers and directors of the Company. In both cases, a single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or disability on the part of these executive officers and directors that vest control of the private keys in the Company’s board of directors including the safekeeping of backup private keys.

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin and/or Ether, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

In December 2019, the AICPA issued non-authoritative guidance entitled “Accounting for and Auditing of Digital Assets,” which was the result of a working group of participants, including several major accounting firms and the U.S. Government Accountability Office. This guidance, which served to summarize currently accepted accounting practices, indicates that entities that do not otherwise apply specialized industry guidance, should currently account for digital assets as indefinite lived intangible assets, recorded at cost and tested for impairment annually or more frequently, if events indicate that it is more likely than not that the asset has been impaired. The guidance further indicates that for any reduction in a digital asset’s fair value, impairment of that asset is appropriate, and any subsequent reversal of the impairment loss is prohibited. Accordingly, amounts reported in these financials statements as digital assets, reflect such impairments, but do not reflect any subsequent recovery in valuation giving rise to the impairment.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Digital Currencies are Currently Unregulated

As of the date of these consolidated financial statements, digital currencies are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, cryptocurrency exchanges, the Stacks blockchain and Stacks Tokens, and new international, federal, state and local regulations or policies may materially adversely affect the Company and the value of the Stacks Tokens.

The Stacks Tokens are novel, and the application of U.S. federal and state securities laws is unclear in certain respects. Because of the differences between the Stacks Tokens and traditional securities, there is a risk that issues that might easily be resolved by existing law if traditional securities were involved may not be easily resolved for the Stacks Tokens. In addition, because of the novel risks posed by the tokens, it is possible that securities regulators may interpret laws in a manner that adversely affects the Company or the value of the Stacks Tokens.

Various legislative and executive bodies in the United States and in other countries may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact the permissibility of the Stacks Tokens, tokens generally and, in each case, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, the Stacks Tokens, and the network, which could have similar effects to new policies adopted by government bodies.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks blockchain, the network and related activities could severely impact the financial position, results of operations, and cash flows of the Company. The Company may need to restructure operations significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities. Regulatory action could also affect the rights of holders of the Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Money Services Business

Under the Bank Secrecy Act of 1970 (the “BSA”) and related rules and regulations, certain issuers of tokens may need to register as money transmitters based on their efforts selling or otherwise transacting in tokens. A money transmitter is generally any person that provides “money transmission services” or is “engaged in the transfer of funds.” At a high level, this definition applies if a person is an intermediary between other people who are exchanging one form of currency for another. Among other things, money transmitters are required to comply with certain anti-money laundering (“AML”) laws and regulations, including developing and implementing an AML compliance program, which can be costly. Money transmitters also have state registration requirements.

As of the date of these consolidated financial statements, the U.S. Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) has provided limited guidance regarding the application of the BSA to activities involving tokens, and it is unclear whether conducting an offering of tokens could trigger a federal money transmitter registration requirement in and of itself. The Company is not engaged in the “transfer of funds” and does not act as an intermediary for exchange of currencies as covered by the BSA. If the Company were deemed to be a money transmitter and/or a money services business, it could be subject to significant additional regulation, which could affect the Company’s operations.

2.	Intangible Assets

Domains

Intangible assets primarily represent the costs incurred to purchase domain name rights. The Company amortizes these costs over the shorter of their legal life or estimated economic life using the straight-line method. The Company tests intangible assets for impairment upon significant changes in the Company’s business environment.

Digital Currencies

The Company holds Bitcoin and Ether and includes them as digital currencies on the consolidated balance sheets. The Company considers these digital currencies to be intangible assets and records them at cost less impairment. The Company evaluated the digital currencies for impairment by using publicly traded prices of Bitcoin and Ether. During the six months ended June 30, 2020, the Company recorded an impairment charge of $0.6 million on the consolidated statement of operations. No impairment changes were recorded for the six months ended June 30, 2019.

The following table presents additional information about digital currencies and restricted digital currencies (in thousands):

	Digital Currencies	Restricted Digital Currencies
Balance at January 1, 2019	$2,758	$2,923
Inflows from Stacks Token sales	13,553	—
Impairment	(4,317)	(537)
Digital currencies loaned	(1,002)	—
Digital currencies sold	(5,628)	—

Balance at December 31, 2019	5,364	2,386
Achievement of Second Milestone	2,386	(2,386)
Impairment	(649)	—
Digital currencies sold (Note 7)	(4,118)	—

Balance at June 30, 2020	$2,983	$—

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

3.	Loan Receivable

In October 2019, the Company provided a loan of $1 million denominated in Bitcoin and Ether to a third party. The loan will be repaid either in Bitcoin or Ether on the expiry of the agreement and carries an interest rate of 0%. Repayment of this loan, which the Company accounts for at fair value, varies based on changes in the value of Bitcoin, Ether, and in part, Stacks Tokens, which the Company accounts for at fair value. During the six months ended June 30, 2020, the Company recorded an unrealized gain of $0.2 million on this loan receivable in the consolidated statement of operations, resulting from changes in the value of the underlying digital currencies. The term of the loan is six months with automatic renewals for successive six-month periods unless cancelled.

4.	Leases

The Company leases office space in New York. The term of the lease is from July 15, 2018 through January 30, 2024. The following summarizes quantitative information about the Company’s operating lease (dollars in thousands):

	For the Six Months Ended June 30
	2020	2019
Operating leases
Operating lease cost	$247	$247

	For the Six Months Ended June 30
	2020	2019
Operating cash flows from operating leases	$250	$204
Right-of-use assets exchanged for operating lease liabilities	—	$2,180
Discount rate – operating leases	6.0%	6.0%

Maturity of the Company’s operating lease liability, is as follows (in thousands):

Six months ended December 31, 2020	$255
Year ended December 31, 2021	518
Year ended December 31, 2022	530
Year ended December 31, 2023	543
Year ended December 31, 2024	46

Total	1,892
Less present value discount	(195)

Operating lease liabilities	$1,697

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

5.	Stockholders’ Equity

The authorized capital of the Company consists of common stock of 16,000,000 shares. As of June 30, 2020, and December 31, 2019, there are 9,235,146 and 9,131,646 shares issued and outstanding, respectively, with a $0.00001 par value.

As of June 30, 2020, and December 31, 2019, the authorized capital of the Company also included the following convertible preferred stock along with its liquidation preference:

Share Class	Par Value	Shares Authorized	Shares Outstanding
Series A-1 Convertible Preferred Stock	$0.00001	2,639,283	2,638,835
Series A-2 Convertible Preferred Stock	$0.00001	440,365	440,365
Series A-3 Convertible Preferred Stock	$0.00001	120,238	120,238
Series A-4 Convertible Preferred Stock	$0.00001	1,162,059	1,162,059
Series A-5 Convertible Preferred Stock	$0.00001	94,332	94,332
Series A-6 Convertible Preferred Stock	$0.00001	83,523	83,523
Series A-7 Convertible Preferred Stock	$0.00001	19,146	19,146

		4,558,946	4,558,498

Liquidation preference of convertible preferred stock

As of June 30, 2020 and December 31, 2019, the liquidation preference of convertible preferred shareholders is as follows (in thousands):

Share Class Seniority	Conversion Price	Par Value	Liquidation Preference
Series A-1 Convertible Preferred Stock	$1.49658	$0.00001	$3,949
Series A-2 Convertible Preferred Stock	$0.52229	$0.00001	230
Series A-3 Convertible Preferred Stock	$0.83168	$0.00001	100
Series A-4 Convertible Preferred Stock	$0.86054	$0.00001	1,000
Series A-5 Convertible Preferred Stock	$1.27209	$0.00001	120
Series A-6 Convertible Preferred Stock	$1.19726	$0.00001	100
Series A-7 Convertible Preferred Stock	$1.04458	$0.00001	20

			$5,519

Voting Rights

Preferred shareholders are entitled to one vote for each share of common stock into which such convertible preferred stock could then be converted. Each holder of common stock is entitled to one vote for each share held.

Dividends Rights

The common stockholders, including restricted stock award holders, shall be entitled to receive dividends when and if declared by the Company’s board of directors. The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Company’s board of directors, in preference to the holders of common stock and any stock ranking junior to the series of convertible preferred stock, at an annual rate of 8% of the original issue price, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and convertible preferred stock on a pro rata basis in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of convertible preferred stock were converted at the then-effective conversion rate.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Liquidation Rights

In the event the Company is liquidated either voluntarily or involuntarily (“Liquidation Event”), or if any event occurs that is deemed a liquidation pursuant to the Company’s certificate of incorporation, each holder of convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of convertible preferred stock is equal to the greater of (i) the Series A original issue price, or (ii) the amount per share that would have been payable had all convertible preferred stock been converted into common stock.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the liquidation preference, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock in proportion to the full amounts they would otherwise be entitled to.

After the payment to the holders of convertible preferred stock, the entire remaining assets of the Company will be distributed with equal priority and pro rata among the holders of the common stock in proportion to the number of shares of common stock held by them.

Protective Provisions

So long as at least 2,288,977 shares of convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), the Company will not take any of the following actions without the vote or written consent of the holders of a majority of the shares of common stock (on an as-converted-to-common stock basis) of the Company: (i) voluntarily liquidate or dissolve, (ii) amend, waive or alter any provision of the Certificate of Incorporation or its bylaws, (iii) increase or decrease the total number of authorized shares of preferred or common stock, or the existing stock option plan, (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, (v) increase or decrease the size of the board of directors, or (vi) declare or pay any distribution of common share prior to distribution to preferred shares.

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of the stock, into a number of shares of common stock equal to the applicable original issue price of that share divided by the applicable conversion price of each preferred round, provided, however, that the conversion price for the preferred stock is subject to adjustment for certain dilutive issuances, splits and combinations as defined in the Articles of Incorporation. As of June 30, 2020, and December 31, 2019, each Series of convertible preferred stock is convertible into one share of the Company’s common stock.

Each share of preferred stock will automatically be converted into fully paid, non-assessable shares of common stock at the conversion price then in effect at the time for such Series of preferred stock immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act provided that the aggregate gross proceeds to the Company are not less than $25,000,000 or (ii) upon the receipt by the Company of a written request for such conversion from a vote of the holders of a majority of the convertible preferred stock then outstanding (voting as a single class and on an as-converted-to common stock basis).

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Restricted Stock Awards

In 2013, the Company issued 8,500,000 common stock restricted stock awards (“RSA”) to key executives with a vesting condition of continuous employment. Subject to the provisions set forth in the Stock Restriction Agreement (the “Agreement”), 1/5th of the total RSA shall be released to common stock on the 12-month anniversary of the Agreement, and an additional 1/60th of the total RSA shall be released to common stock on each monthly anniversary of the effective date of the Agreement for the next 60 months, so long as the key executives fulfill the service obligations as stipulated in the Agreement. As of June 30, 2019, there were no unvested RSAs.

Stock Based Compensation

Options Issued

Terms of the Company’s share-based compensation are governed by the Company’s 2016 Equity Incentive Plan (the “Plan”). The Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to the Company’s employees, directors and consultants. The contractual life for all options issued under the Plan is 10 years. As of June 30, 2020, the Plan authorized grants to issue up to 2,690,519 (2,055,394 as of June 30, 2019) shares of authorized but unissued common stock. As of June 30, 2020, 439,048 shares remain available for issuance under the Plan.

Options Valuation

The Company calculates the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The fair value of each stock option granted has been determined using the Black-Scholes option-pricing model. The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

	Six Months ended June 30,
	2020	2019
Expected dividend yield	0.00%	0.00%
Expected stock-price volatility	68.57% - 71.35%	68.25% - 73.48%
Risk-free interest rate	0.44% - 1.46%	2.49% - 2.58%
Term of options	3.5 – 6.1	4.3 – 6.0
Stock price	$3.02	$2.69

•	Expected dividend yield. The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on the Company’s common stock.

•

Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable over a period approximately equal to the expected term.

•

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•

Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Company estimates the expected term by using the simplified method provided by the Securities and Exchange Commission. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

The Company will continue to use judgment in evaluating the expected volatility and expected terms utilized for the Company’s stock-based compensation calculations on a prospective basis.

The following table summarizes stock option activities for the six months ended June 30, 2020:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2019	1,466,209	$0.55	$3,166	8.50
Granted	544,173	2.69	—	9.99
Forfeited/Expired	(124,177)	1.23	—	—

Outstanding at December 31, 2019	1,886,205	$1.10	$3,625	7.35
Granted	427,451	3.03	—	9.99
Exercised	(103,500)	0.37	—	—
Forfeited/Expired	(100,489)	1.70	—	—

Outstanding at June 30, 2020	2,109,667	$1.50	$3,216	7.71

Exercisable at June 30, 2020	1,356,237	$0.94	$2,825	7.09

As of June 30, 2020, the Company had unrecognized stock-based compensation expense related to options of $1.2 million with a weighted average vesting period of approximately 2.7 years. The weighted average grant date fair value of options granted during the six months ended June 30, 2020 and 2019 was $1.85 per share and $2.13 per share, respectively.

The Company recognized stock-based compensation expense of $0.4 million and $0.3 million for the six months ended June 30, 2020 and 2019, respectively, and is included in the compensation expense line item of the consolidated statements of operations.

6.	Fair Value Measurements

The Company uses various inputs to measure the fair value of the loan receivable (see Note 3) on a recurring basis. The fair value of the loan receivable is considered a Level 2 measurement at June 30, 2020 and December 31, 2019, as it is estimated largely using observable inputs – quoted prices for Bitcoin and Ether in active markets.

There were no transfers between Level 1, 2 or 3 during the six months ended June 30, 2020 and during the year ended December 31, 2019 for assets or liabilities measured at fair value on a recurring basis.

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin and Ether is determined using quoted prices on an active exchange, based on a principal market analysis. The Company views a decline in the quoted price to be an indicator of impairment.

The Company sold tokens to employees that are marked to market through vesting and to vendors in exchange for services. In addition, the Company has distributed Stacks Tokens without monetary consideration to potential network users to encourage use of the Blockstack network. These transactions are non-monetary transactions accounted for at fair value (non-recurring fair value measurements), as the Stacks Tokens are intangible assets carried at cost less impairment charges.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

In estimating the fair value of the employee Stacks Tokens that vested during the six months ended June 30, 2019, the Company generally relied on the issue prices of the Stacks Token offerings that occurred in 2018 and 2019. In estimating the fair value of Stacks Tokens exchanged for services, distributed without monetary consideration and for those that vested, during the six months ended June 30, 2020, the Company relied on observable inputs such as the Stacks Token exchange price on an Asian exchange, and a mixture of Level 2 and 3 inputs to estimate discounts to reflect the unlisted status of the tokens and their lack of marketability. The Company concluded that the estimated fair value of Stacks Tokens issued, distributed or vested in the six months period ended June 30, 2020 is a Level 3 measurement.

When Stacks Tokens are issued, distributed or vested under the circumstances described above, the Company recognizes an expense equal to the estimated fair value of the Stacks Tokens (the Company has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in the Company’s consolidated financial statements, as they were acquired as part of the Company’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens has not had any effect on the Company’s net loss for the six months ended June 30, 2020 and 2019.

7.	Nonoperating Income

At June 30, 2020, nonoperating income primarily consisted of the following:

A noncash gain from vesting of employee tokens of $0.6 million resulting from vesting of tokens sold to employees through Employee LLC. In connection with this gain, the Company also recorded a noncash token compensation expense of $0.5 million.

A noncash gain from tokens granted to third parties of $4.2 million that consisted of a $3.2 million gain which represented the fair value of tokens distributed to various individuals (in compliance with Regulation S) for no monetary consideration over their carrying value of $0 (see Note 1, Token Offerings) and $1.0 million gain resulting from tokens granted to application developers under the terms of Regulation A and to other vendors for services performed. In connection with these gains, the Company also recorded noncash expenses of $4.2 million representing Stacks Tokens granted for no monetary consideration and the fair value of services received by the Company.

A gain of $3.7 million was recognized on the sale of $7.8 million of Bitcoin and Ether. The carrying value of the digital currencies sold was $4.1 million.

At June 30, 2019, nonoperating income primarily consisted of a noncash gain from vesting of employee tokens of $3.0 million resulting from vesting of tokens sold to employees through Employee LLC. In connection with this gain, the Company also recorded a noncash token compensation expense of $3.0 million.

8.	Subsequent Events

The Token Fund was dissolved in July 2020.

In July 2020, the Company entered into certain agreements with a non-profit foundation which is focused on supporting the Stacks blockchain and Stacks ecosystem. The foundation is governed by a board comprised of persons independent of the Company and is not considered to be a related party with respect to the Company. The Company has transferred certain assets to the foundation, including the Company’s intellectual property rights in the upcoming version of the Stacks blockchain (“Stacks 2.0”) software and 50 million Stacks Tokens, and will transfer an additional 50 million Stacks Tokens by February 28, 2021. The foundation will have complete control over the transferred assets and complete discretion over their subsequent administration, development, and deployment. In addition, the Company provided the foundation with a loan of approximately $1.0 million to be repaid in four quarterly installments beginning twenty-four months following the date of the loan and bearing an interest rate of 0.17% per year.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

In August 2020, the Company entered into an agreement to provide a loan of $0.5 million to a newly formed entity which is focused on supporting the Stacks ecosystem. The loan will be repaid in four quarterly installments beginning twenty-four months following the date of the loan and bearing an interest rate of 0.17% per year.

In August 2020, the Company entered into a consulting services agreement with a third party vendor whereby the vendor will provide a number of services which are primarily focused on increasing the liquidity of Stacks Tokens that are traded on various exchanges. Pursuant to the terms of this agreement, the Company provided a loan of approximately $1.0 million denominated in Bitcoin to the third party. The loan will be repaid in Bitcoin on the expiry of the agreement and carries an interest rate of 0%. Repayment of this loan varies based on changes in the value of Bitcoin and in part, Stacks Tokens. The term of the agreement is six months with automatic renewals for successive six-month periods unless cancelled. The agreement will automatically terminate on the launch of Stacks 2.0.

In September 2020, the Company entered into an agreement with a non-profit research university to provide a cash donation of at least $0.2 million and a Stacks Token grant of at least 29 million tokens to support research and education in the field of decentralized internet and cryptocurrencies. The agreement calls for an initial payment of the $0.2 million of cash and 6.25 million Stacks Tokens. The remainder of the tokens will be provided at pre-determined intervals through no later than June 2023.

The Company conducted a review for additional subsequent events and determined that no subsequent events had occurred that would require accrual or additional disclosures.

Item 4.	Exhibits

Exhibit Number		Description

2.1	#	Amended and Restated Certificate of Incorporation of Blockstack PBC, filed as exhibit 2.1 to the Form 1-A filed by the Company on July 11, 2019

2.2	#	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Blockstack PBC, filed as exhibit 2.2 to the Form 1-A filed by the Company on July 11, 2019

2.3	#	Bylaws of Blockstack PBC, filed as exhibit 2.3 to the Form 1-A filed by the Company on July 11, 2019

2.4	#	Operating Agreement of Blockstack Employee LLC, dated as of October 23, 2017, filed as exhibit 2.4 to the Form 1-A filed by the Company on July 11, 2019

3.1	#	Simple Agreement for Future Tokens, filed as exhibit 3.1 to the Form 1-A filed by the Company on July 11, 2019

3.2	#	Subscription Agreement for Blockstack Token Fund QP, L.P. and Blockstack Token Fund AI, L.P., dated as of November 14, 2017, filed as exhibit 3.2 to the Form 1-A filed by the Company on July 11, 2019

3.3	#	Amended and Restated Limited Partnership Agreement of Blockstack Token Fund AI, L.P., dated as of December 1, 2017, filed as exhibit 3.3 to the Form 1-A filed by the Company on July 11, 2019

3.4	#	Amended and Restated Limited Partnership Agreement of Blockstack Token Fund QP, L.P., dated as of December 1, 2017, filed as exhibit 3.4 to the Form 1-A filed by the Company on July 11, 2019

3.5	#	Smart contract for the Stacks Token, filed as exhibit 3.5 to the Form 1-A filed by the Company on July 11, 2019

4.1	#	Form of Subscription Agreement, filed as exhibit 4.1 to the Form 1-A filed by the Company on July 11, 2019

4.2	#	Form of App Mining program Participation Agreement, filed as exhibit 4.2 to the Form 1-A filed by the Company on July 11, 2019

4.3	#	Form of voucher, filed as exhibit 4.3 to the Form 1-A filed by the Company on July 11, 2019

6.1	†#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement), filed as exhibit 6.1 to the Form 1-A filed by the Company on July 11, 2019

6.2	†#	2017 Equity Incentive Plan of Blockstack Employee LLC, dated October 20, 2017, filed as exhibit 6.2 to the Form 1-A filed by the Company on July 11, 2019

6.5	†#	Form of Director and Executive Officer Indemnification Agreement of Blockstack PBC, filed as exhibit 6.5 to the Form 1-A filed by the Company on July 11, 2019

6.6	†#	Settlement Agreement and Release, by and between Blockstack PBC and Ryan Shea, dated September 28, 2018, filed as exhibit 6.6 to the Form 1-A filed by the Company on July 11, 2019

6.7	#	Form of Blockstack PBC Restricted Token Unit Agreement, filed as exhibit 6.7 to the Form 1-A filed by the Company on July 11, 2019

6.8	#	Form of Blockstack Employee LLC Restricted Unit Purchase Notice under the 2017 Equity Incentive Plan, filed as exhibit 6.8 to the Form 1-A filed by the Company on July 11, 2019

6.9	#	Token Purchase Agreement, dated October 3, 2018, between Blockstack Token LLC and Blockstack Employee LLC, filed as exhibit 6.9 to the Form 1-A filed by the Company on July 11, 2019

6.10	#	Token Purchase Agreement, dated October 3, 2018, between Blockstack Token LLC and Blockstack Employee LLC, filed as exhibit 6.10 to the Form 1-A filed by the Company on July 11, 2019

6.11	^#	Compliance and Technical Services Agreement by and between Coinlist Services LLC and Blockstack Token LLC, dated as of May 8, 2019, filed as exhibit 6.11 to the Form 1-A filed by the Company on July 11, 2019

6.12	#	Blockstack-Coinlist Data Processing Addendum by and between Coinlist Services LLC and Blockstack Token LLC, dated as of May 8, 2019, filed as exhibit 6.12 to the Form 1-A filed by the Company on July 11, 2019

6.13	#	Purchase Agreement for Deferred Delivery Agreement dated as of January 17, 2019 by and between New Internet Labs Limited and Blockstack Token LLC (includes Deferred Delivery Agreement, dated as of January 17, 2019, by and between New Internet Labs Limited and Blockstack Token LLC), filed as exhibit 6.13 to the Form 1-A filed by the Company on July 11, 2019

6.14	#	Form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering (includes form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering), filed as exhibit 6.14 to the Form 1-A filed by the Company on July 11, 2019

6.15	#	Investors’ Rights Agreement, dated December 16, 2016, by and among Blockstack PBC and the investors named therein, filed as exhibit 6.15 to the Form 1-A filed by the Company on July 11, 2019

6.16	#	Right of First Refusal and Co-Sale Agreement, dated December 16, 2016, by and among Blockstack PBC and the investors and common holders named therein, filed as exhibit 6.16 to the Form 1-A filed by the Company on July 11, 2019

6.17	#	Voting Agreement, dated December 16, 2016, by and among Blockstack PBC and the investors and common holders named therein., filed as exhibit 6.17 to the Form 1-A filed by the Company on July 11, 2019

6.18	#	Blockstack PBC Form of Offer Letter for Full-time Employment, filed as exhibit 6.18 to the Form 1-A filed by the Company on July 11, 2019

6.19	#	Form of Blockstack PBC App Reviewer Agreement, filed as exhibit 6.19 to the Form 1-A filed by the Company on July 11, 2019

6.20	#	Assignment and Assumption Agreement, dated as of June 27, 2019, of Compliance and Technical Services Agreement by and among Coinlist Services LLC, Blockstack Token LLC and Blockstack PBC, filed as exhibit 6.20 to the Form 1-A filed by the Company on July 11, 2019

6.21	#	Technology Services Agreement, dated as of July 10, 2019, by and between Blockstack PBC and Prime Trust LLC, filed as exhibit 6.1 to the Form 1-U filed by the Company on July 16, 2019

6.22	#	Astelios Limited Booking Agreement, dated as of July 31, 2019 by and between Blockstack PBC and Astelios Limited, filed as an exhibit to the Form 1-U filed by the Company on August 22, 2019

6.23	#	HashKey Services Agreement, dated as of October 3, 2019, by and between Blockstack PBC and HashKey Blockchain Investment Fund, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 10, 2019

6.24	#	Deferred Delivery Agreement, dated as of October 4, 2019, by and between Blockstack PBC and HashKey Blockchain Investment Fund, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 10, 2019

6.25	#	Services Agreement with SNZ Holding Limited, dated as of October 3, 2019, by and between Blockstack PBC and SNZ Holding Limited, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 16, 2019

6.26	#	Deferred Delivery Agreement, dated as of October 3, 2019, by and between Blockstack PBC and SNZ Holding Limited, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 16, 2019

6.27	#	Services Agreement, dated as of October 18, 2019, by and between Blockstack PBC and Binance Holdings Ltd, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 23, 2019

6.28	#	Listing Agreement, dated as of October 18, 2019, by and between Blockstack PBC and Hash Blockchain Limited, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 23, 2019

6.29	#	Amendment to App Reviewer Agreement, dated as of October 4, 2019, by and between Blockstack PBC and TryMuUI, filed as exhibit 6.4 to the Form 1-U filed by the Company on October 23, 2019

6.30	#	Liquidity Consulting Agreement, dated as of October 24, 2019, by and between Blockstack PBC and GSR Markets Limited, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 30, 2019

6.31	#	Contribution Agreement, by and between Blockstack PBC and Stacks Open Internet Foundation, Inc. dated as of July 27, 2020, filed as exhibit 15.1 to the Form 1-U filed by the Company on August 10, 2020

6.32	#	Loan Agreement, by and between Blockstack PBC and Stacks Open Internet Foundation, Inc. dated as of July 27, 2020, filed as exhibit 15.2 to the Form 1-U filed by the Company on August 10, 2020

8.1	#	Form of Escrow Agreement, by and between Prime Trust, LLC and Blockstack Token LLC (to be entered into upon qualification of the offering statement), filed as exhibit 8.1 to the Form 1-A filed by the Company on July 11, 2019

8.2	#	Escrow Agreement dated as of June 1, 2019, by and between Bitgo Trust Company, Inc. and Blockstack Token LLC, filed as exhibit 8.2 to the Form 1-A filed by the Company on July 11, 2019

10.1	#	Power of Attorney, included on signature page of the Form 1-A filed by the Company on July 11, 2019

11.1	#	Consent of WithumSmith+Brown, filed as exhibit 11.2 to the Form 1-A filed by the Company on July 11, 2019

11.2	#	Consent of Foresight Valuation Group, filed as exhibit 11.3 to the Form 1-A filed by the Company on July 11, 2019

16.1	#	Correspondence to Securities and Exchange Commission dated December 2l, 2018, filed as correspondence by the Company on July 11, 2019

16.2	#	Correspondence to Securities and Exchange Commission dated March 1, 2019, filed as correspondence by the Company on July 11, 2019

16.3	#	Draft offering statement previously submitted on September 13, 2018 pursuant to Rule 252(d), incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T

16.4	#	Draft amended offering statement previously submitted on December 21, 2018 pursuant to Rule 252(d), incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T

16.5	#	Blog post regarding Blockstack PBC’s determineation to pause its “App Mining Program”, dated February 10, 2020, filed as exhibit 15.1 to the Form 1-U filed by the Company on February 10, 2020

16.6	#	App Mining algorithm, filed as exhibit 15.1 to the Form 1-A filed by the Company on July 11, 2019

16.7	#	App Mining Participant Terms, filed as exhibit 15.2 to the Form 1-A filed by the Company on July 11, 2019

†	Indicates a management contract or compensatory plan
#	Incorporated by reference to the previous filing indicated.
^	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 28, 2020.

BLOCKSTACK PBC

By:	/s/ Muneeb Ali
Name:	Muneeb Ali
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Muneeb Ali as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Blockstack PBC) to sign any or all amendments to this semiannual report on Form 1-SA, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Muneeb Ali Muneeb Ali	Chief Executive Officer and Director (Principal Executive Officer)	September 28, 2020

/s/ Saurabh Pathak Saurabh Pathak	Head of Finance and Accounting (Principal Financial & Accounting Officer)	September 28, 2020